OMB APPROVAL............

OMB Number: 3235-0116...

Expires: August 31, 2005

Estimated average burden

  hours per response 6.2

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ___________________________________________________April 2003

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Notice of Meeting, dated 5/16/2003

2.  Report to Shareholders

3.  Information Circular for Annual General and Special Meeting of Members,

      dated 5/16/2003

4.  Form of Proxy

5.  Annual Information Form, dated 5/16/2003

6.  Form 51-901F, Quarterly and Yearend Report, dated 5/29/2003

7.  Form 51-901F, Quarterly and Yearend Report, dated 5/29/2003

    Quarterly Financial Statements for the Three Months Ended 3/31/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PORTRUSH PETROLEUM CORPORATION

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the Annual General and Special Meeting (the "Meeting") of the Members of PORTRUSH PETROLEUM CORPORATION, (the "Company") will be held at suite 700, 595 Howe Street, Vancouver, British Columbia, on the 23th day of June, 2003, at 11:00 a.m. for the following purposes:

1.

To receive the Report of the Directors.

2.

To receive the Audited Financial Statements of the Company for the fiscal period ended December 31, 2002 together with the Auditor's Report thereon.

3.

To elect Directors for the ensuing year.

4.

To appoint Davidson & Company, Chartered Accountants, as the Auditor for the Company, and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.

To authorize the Directors, in their discretion, to amend options to Insiders of the Company, and/or its subsidiaries.

6.

To consider and, if thought advisable, approve an ordinary resolution authorizing the directors to implement a stock option plan for the Company, subject to regulatory acceptance, as more fully set forth in the information circular accompanying this Notice.

7.

To transact such other business as may be brought before the Meeting.

A Member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed and then complete and return the Proxy within the time set out in the Notes.  As set out in the Notes, the enclosed Instrument of Proxy is solicited by Management, but you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 16th day of May, 2003.

BY ORDER OF THE BOARD

"Martin P. Cotter"

President & Director

PORTRUSH PETROLEUM CORPORATION

Report to Shareholders

Dear Fellow shareholders:

Fiscal year 2002 was a year of growth and change for Portrush. The continued support of the Company’s shareholders, coupled with a desire to establish a revenue base has positioned Portrush for the opportunities ahead.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company has a 22.5% working interest. At present the Company has two wells on production averaging 260 barrels of oil a day and 250 mcfd of gas is being flared. The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas.

Production revenue for fiscal 2002 was $302,915. This revenue was primarily derived from the Richards 1-20 well at Lennox which went on stream in January 2002. This well continues to maintain production at approximately 120 barrels of oil a day. In April 2003 a second well, the Martin 1-21 was placed on production at 150 barrels of oil a day. Follow-up development drilling plans are being finalised for the project and Portrush is anxious to develop additional production at this time.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

The Company raised $301,833 in additional capital through the sale of equity in a private placement and the exercise of various warrants. Since year end the company issued a convertible debenture in the amount of $180,000. This capital made it possible for the Company to maintain its 22.5% working interest in the Lennox project. General and Administrative expenses for the year were $216,124 compared with $256,160 for 2001. The Company’s priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing G&A significantly.

I want to thank my fellow board members for their support throughout the year. I also want to thank all those who worked in various capacities in the past year  and who have continued to demonstrate the drive and dedication necessary for success we have achieved and will continue to achieve. Our success, though modest is a starting point and in my opinion will provide a platform for opportunities in the future.

This year the Company expects to see a significant increase in revenue. These additional funds will enable the Company to establish new relationships within the oil business and pursue a policy to develop new reserves and cash flow with minimal risk. I expect this policy to ultimately benefit the shareholders of Portrush, who I sincerely thank for their continued support and loyalty in our efforts to establish the Company as a junior oil and gas production company.

Martin Cotter,

President

PORTRUSH PETROLEUM CORPORATION

INFORMATION CIRCULAR

FOR THE 2003 ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

This information is given as of May 16, 2003.

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of PORTRUSH PETROLEUM CORPORATION (the "Company") for use at the Annual General Meeting (the "Meeting") of the Members of the Company, to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  The Company may reimburse Members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining authorization from their principals to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the Directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are Directors or Officers of the Company.  A Member has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Member shall strike out the names of the persons named in the Instrument of Proxy and insert the name of his nominee in the blank space provided, or complete another Instrument of Proxy.  The completed Instrument of Proxy should be deposited with its Registrar and Transfer Agent, Computershare Trust Company of Canada, 100 University Avenue,9th Floor, Toronto, ON M5J 2Y1 (Fax - 1-866-249-7775) or with the Registered Office of the Company, at Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays and holidays.

The Instrument of Proxy must be signed by the Member or by his Attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Member may revoke a Proxy either by (a) signing a Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Member present in person, whereupon such Proxy shall be deemed to have been revoked.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed and, where directions are given by the Member in respect of voting for or against any resolution will do so in accordance with such direction.

In the absence of any direction in the Instrument of Proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.  The enclosed Instrument of Proxy does not confer authority to vote for the election of any person as a Director of the Company other than for those persons named in this Information Circular.  At the time of printing of this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On May 16, 2003, 21,006,608 common shares without par value were issued and outstanding, each share carrying the right to one vote. At a General Meeting of the Company, on a show of hands, every Member present in person shall have one vote and, on a poll, every Member shall have one vote for each share of which he is the holder.

Only Members of record on the close of business on May 16, 2003 who either personally attend the Meeting or who complete and deliver an Instrument of Proxy in the manner and subject to the provisions set out under the heading "Appointment and Revocation of Proxies" will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, no one owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The above information was provided by Management of the Company and the Registrar and Transfer Agent of the Company as of May 16, 2003.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the Directors or Senior Officers of the Company, no proposed nominee for election as a Director of the Company, none of the persons who have been Directors or Senior Officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Information Circular, no insider, no proposed nominee for election as a Director of the Company and no associate or affiliate of any such insider or proposed nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company.

STATEMENT OF EXECUTIVE COMPENSATION

A.

Executive Officers of the Company

For the purposes of this Information Circular, "executive officer" and "named executive officer" of the Company have the meanings given to them in Form 51-904F of the Securities Act (British Columbia). The term "SAR" used herein refers to Stock Acquisition Rights.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other compensation
		Salary ($)	Bonus ($)	Other Annual Compe nsation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts ($)
Martin P. Cotter	2002 2001 2000	nil nil nil	nil nil nil	60,000 60,000 20,000	500,000 245,000 245,000	nil nil nil	nil nil nil	nil nil nil
Bruce Nurse	2002 2001	nil nil	nil nil	Nil 30,000	200,000 200,000	nil	nil	nil

During the most recently completed financial year ended December 31, 2002, the Company did not have a pension plan for its Directors, officers or employees.

B.

Directors of the Company

None of the Directors of the Company have received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Company other than as set out elsewhere in this Information Circular.  The Company does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

C.

Options to Purchase Securities

During the Company's financial year ended December 31, 2002 there were 1,150,000 stock options granted, 150,000 options exercised and as at December 31, 2002, 1,000,000 stock options to purchase shares at $.10 per share were outstanding and 500,000 options at $.20 outstanding.

The share options and share appreciation rights granted to the Named Executive Officer during the financial year ended December 31, 2002 were as follows:

OPTIONS/SAR GRANTS DURING THE MOST RECENT COMPLETED FINANCIAL YEAR
Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Martin P Cotter	500,000	30%	$.10	$.10	2004/4/5

The share options and share appreciation rights exercised by the Named Executive Officer during the financial year ended December 31, 2002, and the values of such options and rights at the end of such year were as follows:

AGGREGATED OPTIONS/SARS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES FOR NAMED EXECUTIVE OFFICER
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (1) Exercisable/ Unexercisable	Value of Unexercised in the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Martin Cotter	Nil	Nil	500,000	Nil

(1)

The closing price of the Company’s shares on the Exchange as at May 14, 2003 was $.10

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a changed of the Name Executive Officer’s responsibilities following a change in control.

D.

Related Party Transactions

During the Company's financial year ended December 31, 2002, the Company:

(a)

paid or accrued $60,000 for management services to the President of the Company; and

(b)

paid or accrued $6,000 for rent and administrative services to a company controlled by a director of the Company.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company or any associates or affiliates of the Company, are or have been indebted to the Company at any time since the beginning of the last completed financial year of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.

Election of Directors

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at four (4).  Although Management is only nominating four (4) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.  Advance Notice of the Annual General Meeting was published pursuant to section 135 of the Company Act in The Vancouver Province on April 28, 2003 and no nominations for Directors were received from the Members of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will, on a poll, be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

The following table sets out the names of the persons to be nominated for election as Directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employments during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name and Residence of Proposed Directors and Present Offices Held	Principal Occupation	Appointment Date	Number of Shares
Martin P. Cotter Dublin, Ireland President and Director	Self-employed professional engineer. Director of the Company from 1996 to present.	January 29, 1996	546,666 common shares
Bruce Nurse Naramata, B.C. Director	Self employed independent business consultant	September 25, 2000	199,166 common shares
Neal Iverson Vancouver, B.C. Director	Self-employed realtor with Western Mortgage Realty Corp.	September 26, 2001	Nil
Phil E. Pearce Charlotte, N.C. Director	Retired Business Executive and independent business consultant	September 10, 2001	Nil

The above information was provided by Management of the Company.

B.

Appointment of Auditor

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Davidson & Company, Chartered Accountants, Suite 1200, Stock Exchange Tower, 609 Granville Street, Vancouver, British Columbia, V7Y 1G6, as Auditor of the Company for the ensuing year, until the close of the next Annual General Meeting of the Members at a remuneration to be fixed by the Directors.

C.

Amend Stock Options

Policy 4.4 of the TSX Venture Exchange (the “Exchange”) requires that any decrease in the exercise price of stock options held by insiders be approved a majority of the members at the Meeting, excluding insiders and their associates (the “disinterested members”). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

The number of shares under option from time to time and the exercise price of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Exchange

D.

Approval of Stock Option Plan

Members will be asked to approve an ordinary resolution authorizing the directors to implement, subject to regulatory acceptance, the Company’s Key Employee Stock Option Plan whereby the Company will reserve for issuance a total of 2,100,000 common shares to be issued under the stock option plan and under previous stock option issuances. At present, 1,500,000 options are outstanding under previous issuances and these options will be administered under the Plan as they meet all of the requirements of the Plan.

The purpose of the Key Employee Stock Option Plan (the "Plan") is to develop the interest of and provide an incentive to eligible employees, directors and consultants of the Company and its subsidiaries, in the growth and development of the Company by granting to eligible employees, directors and consultants from time to time options to purchase shares of the Company, thereby advancing the interests of the Company and its shareholders.

Options granted under the Plan will be subject to Policy 4.4 of the Exchange as it pertains to Tier 2 Issuers and will be have the following characteristics:

1.

Only Participants eligible to participate in the Plan in accordance with the policies of the Exchange shall be granted Options. Eligibility to participate shall not confer upon any Participant any right to be granted Options pursuant to the Plan.  The extent to which any Participant shall be entitled to be granted Options pursuant to the Plan shall be determined in the sole and absolute discretion of the board of directors. ("Participant" means a Director, or bona fide Employee, Consultant or Management Company Employee as defined in the policies of the Exchange)

The number of shares issued under the Plan shall not exceed 804,000, provided however that in any 12 month period:

(i)

The number of shares reserved for issuance to any one person pursuant to Options shall not exceed 5% of the outstanding issue;

(ii)

The number of shares reserved for issuance pursuant to Options granted to any one Consultant performing Investors Relations Activities shall not exceed 2% of the outstanding issue;

(iii)

The aggregate number of shares reserved for issuance pursuant to Options granted to an Employee performing Investors Relations Activities shall not exceed 2% of the outstanding issue; and

2.

All Options granted under the Plan shall be non-transferable and non-assignable by the Optionee otherwise than by will or the law of intestacy and the Option may be exercised during the lifetime of the Optionee only by the Optionee.

3.

If an Optionee's employment or services as a director or consultant terminate for any reason other than death, any Option held by such Optionee shall expire and be cancelled not later than the 90th day (30th day for an Investor Relations Consultant) following such termination or the expiration of the stated terms of such Option, whichever occurs first.

4.

The exercise price per share purchasable under an Option shall not be lower than the Discounted Market Price determined in accordance with the policies of the Exchange.

5.

Each Option shall expire not later than the fifth anniversary of the date of grant and shall be subject to a four month hold period commencing on the date of the grant.

The complete text of the Key Employee Stock Option Plan will be available for review by the members at the meeting.

The Board of Directors recommend that the Members of the Company approve this resolution.

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  Should any other matters properly come before the Meeting, the shares represented by the Instrument of Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting by Proxy.

DATED at Vancouver, British Columbia, this 16th day of May, 2003.

BY ORDER OF THE BOARD

Martin Cotter

President

P R O X Y

ANNUAL GENERAL MEETING OF MEMBERS OF PORTRUSH PETROLEUM CORPORATION TO BE HELD AT SUITE 700, 595 HOWE STREET, VANCOUVER, BC ON JUNE 23, 2003, 11:00 A.M.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Martin Cotter, President of the Company, or failing him, Neal Iverson, the Secretary of the Company or in the place of the foregoing, ______________________________ (please print name) as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.  The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at four
		For	Withhold
2.	To elect as Director, Martin P. Cotter
3.	To elect as Director, Bruce Nurse
4.	To elect as Director, Phil E. Pearce
5.	To elect as Director, Neal Iverson
6.	To appoint Davidson & Company as Auditors of the Company.
		For	Against
7.	To authorize the Directors to fix the auditors' remuneration.
8.	To authorize the Directors to amend stock options.
9.

To approve an ordinary resolution approving the implementation by the Company of a stock option plan for the Company, subject to regulatory acceptances, as more fully set forth in the information circular accompanying this proxy.

10.	To transact such other business as may properly come before the Meeting.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:	Date:
Please Print Name:	Number of Shares Represented by Proxy:

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.  THIS PROXY IS NOT VALID UNTIL IT IS SIGNED AND DATED.  SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.

This Proxy is solicited by the Management of the Company.

2.   This form of proxy (“Instrument of Proxy”) must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3.

If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Trust Company of Canada.

4.

A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5.  A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a)

appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder).  Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

OR

(b)

appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder’s instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6.  The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person.  To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.  The mailing address is:

Computershare Trust Company of Canada
Proxy Department
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Fax:  Within North America: 1-866-249-7775  Outside North America:  (416) 263-9524.

Portrush Petroleum Corporation

ANNUAL INFORMATION FORM

Date: May 16, 2003

TABLE OF CONTENTS

Item

Page

1: Cover Page

    Date

Cover

2: Corporate Structure

    Name and Incorporation

1

    Intercorporate Relationships

1

3: General Development of the Business

    General Development over past three years

2

4: Narrative Description of the Business

    Business of the Company

2

    Properties of the Company

2

Lennox Prospect

2

Cranberry-Botha Property

3

    Risk Factors and Government Regulation

3

5: Selected Consolidated Financial Information

8

    Dividends

9

6: Management's Discussion and Analysis

9

7: Market for Securities

11

8: Directors and Officers

12

    Corporate Cease Trade Orders

12

    Penalties or Sanctions

12

    Personal Bankruptcies

12

    Conflicts of Interest

13

9: Additional Information

13

THE COMPANY

Portrush Petroleum Corporation is a junior oil and gas exploration and development company. The Company, either alone or with others, carries out or participates in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

Name and Incorporation

The Company was incorporated under the Business Corporations Act of Ontario on February 9, 1956 and changed its name to Bar Resources Limited on July 26, 1978. On December 19, 1994 the Company changed its name to Southern Bar Minerals Corporation and consolidated its share capital on the basis of one new share for every three and one-half existing shares. On January 12, 1996 the Company changed its name to Texas Gulf Petroleum Corporation and on June 11, 1996 the Company was continued into the province of British Columbia. On March 15, 2000 the Company changed its name to Portrush Petroleum Corporation and consolidated its share capital on the basis of one new share for every five existing shares. The Company concurrently increased its authorized capital to its present authorized capital of 100,000,000 common shares without par value.

The head office of the Company is located at Suite 200, 1687 West Broadway, Vancouver, B.C. V6J 1X2. The registered and records office for the Company is Suite 700, 595 Howe Street, Vancouver, British Columbia, V6C 2T5.

The Company is a reporting issuer in British Columbia, Alberta and Ontario and its shares trade on the TSX Venture Exchange. The Company has filed the necessary documents to register under the rules of the Securities Exchange Act 1934, as amended, and the Company therefore has a reporting obligation thereunder.

Intercorporate Relationships

The Company does not have any subsidiary corporations.

General Development of the Business

During 1998 and 1999, the Company instituted and completed a reorganization of its affairs resulting in the change of the Company's name to Portrush Petroleum Corporation and the consolidation of its share capital on the basis of one new share for every five existing shares effective March 15, 2000.

During 2000 and 2001, the Company participated in a number of oil and gas exploration programs and joint ventures located in Ontario, Michigan and Alberta.

THE BUSINESS OF THE COMPANY

The Company is a junior oil and gas exploration and development company and has interests in oil and gas properties located in North America (the "Properties"). The Company, either alone or with others, carries out or participates in exploration and development programs on its properties to determine the existence, location, extent and quality of the oil and gas resources located on its properties and to drill and complete, where appropriate, oil or gas wells and related ventures.

Properties of the Company

LENNOX PROJECT, MICHIGAN

In June 2000, the Company acquired one-half of Range Petroleum Corporation’s 50% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two wells on production averaging 260 barrels of oil a day and 250 mcfd of gas is being flared. The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas.

Production revenue for fiscal 2002 was $302,915. This revenue was primarily derived from the Richards 1-20 well at Lennox which went on stream in January 2002. This well continues to maintain production at approximately 120 barrels of oil a day. In April 2003 a second well, the Martin 1-21 was placed on production at 150 barrels of oil a day. Follow-up development drilling plans are being finalised for the project and Portrush is anxious to develop additional production at this time.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

THE CRANBERRY-BOTHA PROPERTY - WESTERN CANADA SEDIMENTARY BASIN

The Company participated in a four (4) well plus (1) option well, exploratory drilling program, on a 64 section farmout package, in northern Alberta (the "Cranberry area") targeting Mississippian and Slave Point gas resources, with Range Petroleum Corporation.  The drill locations were identified using a 235 square kilometer (91 square mile) proprietary 3D seismic survey. The drilling program was completed in March 2001.

Generally the Company earned a third of Range's interest by paying 50 percent of their costs and included a third of Range's existing working interests in the area encompassing 46 sections. As a result, the actual interests and burdens on the various wells were different. After reviewing the results of the drilling programs, Range and the Company decided not to proceed with further development of the project.

During 2002 the Company wrote off the costs associated with the drilling program on the Cranberry property. The Company has written off the exploration costs associated with this program in the amount of $1,441,793.

During the year, the Company reviewed a number of projects and decided not to proceed with them, including the proposed joint venture with Harrison Western CDN Inc. and the Wyoming Salt Wells project with CP Resource LLC, and any costs associated with these projects have been written off.

Risk Factors and Government Regulation

Exploration Risks

Oil and gas exploration and development involves significant risks.  Few wells which are drilled are developed into commercially producing fields.  Substantial expenditures may be required to establish reserves and no assurance can be given that commercial quantities or further reserves will be discovered or, if found, will be present in sufficient quantities to enable the Company to recover the costs incurred.  The Company’s estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions.  There can be no assurance that actual exploration cost will not exceed projected cost.

Competition

Oil and gas exploration is intensely competitive and involves a high degree of risk.  There can be no assurance that commercial production of hydrocarbons can be obtained from any of the Company’s properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable.  In its efforts to acquire properties, the Company competes with other companies that have significantly greater resources.  Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.

Competition for producing properties will be affected by the amount of funds available to the Company, information available to the Company and any standards established by the Company for the minimum projected return on investment.  Competition may also be presented by alternative fuel sources.

Risks Associated with Oil and Gas Exploration

There can be no assurance that commercial quantities of hydrocarbons will be recovered by the Company in the future.  The marketability of any oil and gas acquired or discovered will be affected by numerous factors beyond the control of the Company.  These factors include market fluctuations, proximity and capacity of oil and gas pipelines and processing equipment and government regulations (including regulations relating to royalties, allowable production, importing and exporting of oil and gas, and environmental protection).  In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells.

Financial Risks

The Company does not presently have sufficient financial resources to undertake by itself all of its planned exploration and development programs.  The exploration and development of the Company’s properties depend, therefore, on the Company’s ability to obtain additional financing through joint ventures, debt financing, equity financing or other means.

There can be no assurance that the Company will obtain necessary additional financing or that any joint venture partner will obtain financing under the terms of any joint venture agreement into which it enters with the Company.  The failure of the Company to obtain additional financing on a timely basis or on terms favourable to the Company could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, the failure of any joint venture partner to obtain any required financing could adversely affect the Company’s ability to complete the exploration or development of any such joint venture project on a timely basis.

Should the Company elect to satisfy its cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that the Company’s efforts to raise such funding will be successful, or achieved on terms favourable to the Company or its existing shareholders.

Limited Operating History and History of Losses

The Company has historically incurred losses from operations. There can be no assurance that the Company will achieve profitability in the future.  In addition, should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements.

Absence of Dividends

The Company has never paid cash dividends and has no intention of doing so in the foreseeable future.  There can be no assurance that the Company’s directors will ever declare cash dividends, which action is completely within their discretion.

Currency Fluctuations

The Company incurs costs and expenses in Canadian dollars.  The Company expects that any future production revenues will be denominated in Canadian dollars; however, oil and gas prices are generally quoted in United States dollars.  If the Canadian dollar goes down in value against the United States dollar while other factors remain constant, the Company will see a relative increase in production revenues and, conversely, if the United States dollar goes down in value against the Canadian dollar while other factors remain constant, the Company will see a relative decrease in production revenues.  The Company does not presently hedge against currency fluctuations as such fluctuations will have a minimal effect on its operations until the Company has sustained production revenues.

Dependence on Key Personnel

The Company is heavily dependent upon the expertise of certain of its key officers and directors, and the loss of one or more of these individuals could have a material adverse effect on the Company.  None of these individuals have entered into employment agreements with the Company and the Company does not maintain key-person insurance policies on any of its executive officers.

Conflicts of Interest

Certain of the Company's directors and officers serve as directors or officers of, and/or own securities of, other resource companies, whereby such persons may have a conflict of interest in allocating their time and resources among the Company and such other companies; and to the extent that such other companies may participate in ventures in which the  Company may participate, the directors of the Company may have a conflict of interest.

Expiration of Licenses and Leases

The Company’s properties are held in the form of licenses and leases and working interests in licenses and leases.  If the Company or the holder of the license or lease fails to meet the specific requirement of a license or lease, the license or lease may terminate or expire.  There can be no assurance that any of the obligations required to maintain each license or lease will be met.  The termination or expiration of the Company’s licenses or leases or the working interests relating to a license or lease may have a material adverse effect on the Company’s results of operation and business.

Environmental Regulation

Hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions may be encountered by the Company. The Company may be subject to liability for pollution and other damages due to hazards which cannot be insured against due to prohibitive premium costs or for other reasons.  Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted.  Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its properties on an economically feasible basis.  Before development and production can commence on any properties, the Company must obtain regulatory and environmental approvals.  There is no assurance that such approvals will be obtained on a timely basis or at all.  The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

Fluctuation in Oil and Gas Prices

As with most other companies involved in resource exploration, the Company may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Volatility of Oil and Gas Prices

The Company’s revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas.  The Company’s ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices.  Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Company.  These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources.  Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Company’s carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value.  Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Title to Properties

It is the practice of the Company in acquiring oil and gas leases or interests in oil and gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under the lease.  Rather, the Company relies upon the judgment of oil and gas lease brokers or landsmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest.  The Company believes that this practice is widely followed in the oil and gas industry.

Prior to the drilling of a well for oil and gas, it is the normal practice of the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the spacing unit within which the proposed oil and gas well is to be drilled.  Frequently, as a result of such examination, certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense.  The work might include obtaining affidavits of heirship or causing an estate to be administered.  From time to time, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired.  In such instances, the amount paid for such oil and gas lease or leases may be lost.

There may be title defects which affect lands comprising a portion of the Company’s Properties.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table provides a brief summary of the Issuer's financial operations.  For more detailed information, refer to the audited financial statements and unaudited financial statements of the Issuer which are attached to and form part of this Annual Information Form.

	Year-end 12/31/02	Year-end 12/31/01	Year-end 12/31/00
Revenues (Net) Other (Interest) Gross Profit	302,915 120	Nil 1,378 Nil	Nil 2,566 Nil
General and Administrative Expenses	216,124	256,160	187,254
Write-off of oil & gas properties(1)	1,441,793	1,176,692	Nil
Settlement of lawsuit & write-off of deferred financing costs(2)	4,000	380,348	Nil
Net Income (Loss) per share	(1,749,571) (0.10)	(1,811,822) (0.12)	(184,254) (0.03)
Working Capital	(574,732)	(1,018,261)	96,369
Oil & Gas Properties Acquisition costs Deferred exploration and development	Nil 375,826	Nil 2,130,333	350,000 773,052
Long Term Liabilities	Nil	Nil	Nil
Shareholders' Equity Dollar Amount Number of Securities(3)	(366,832) 20,060,608	1,058,432 16,768,942	1,219,421 9,539,778

(1)

In fiscal 2002, the Company wrote-off the deferred oil& gas exploration costs on its Alberta properties.

(2)

In fiscal 2001, the Company wrote-off deferred financing costs of $297,348.

(3)

There were 20,060,608 (2001: 16,768,942) shares issued and outstanding as of December 31, 2002 of which 103,125 are escrowed shares which will be released only upon obtaining the consent of the appropriate regulatory authority.

As a junior company engaged in oil and gas exploration, the Company has not and does not anticipate generating significant income in the next few years.  Historically, the Company has received revenues only from interest earned on cash reserves held.  The Company expects this and revenue generated from its currently producing oil and gas wells, to be the only source of its income for the next few years.  The Company expects to rely upon equity financing as its primary source of funding.

The Company’s accounting policy is to record its resource properties at cost.  Exploration and development expenditures relating to resource properties are deferred until either the properties are brought into production, at which time they are amortized on a unit of production basis, or until the properties are sold or abandoned, at which time the deferred costs are written off.

Dividends

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the audited financial statements and related notes of the Company for the year-ended December 31, 2002.

The Company is a junior oil and gas exploration and development company. It is the intention of the Company, either alone or with others, to carry out or participate in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company has a 22.5% working interest. At present the Company has two wells on production averaging 260 barrels of oil a day and 250 mcfd of gas is being flared. The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas

Production revenue for fiscal 2002 was $302,915. This revenue was primarily derived from the Richards 1-20 well at Lennox which went on stream in January 2002. This well continues to maintain production at approximately 120 barrels of oil a day. In April 2003 a second well, the Martin 1-21 was placed on production at 150 barrels of oil a day. Follow-up development drilling plans are being finalised for the project and Portrush is anxious to develop additional production at this time.

The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company’s behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

During the year, the Company reviewed a number of projects and decided not to proceed with them, including the proposed joint venture with Harrison Western CDN Inc. and the Salt Wells project with CP Resource LLC, and any costs associated with these projects have been written off.

In addition, during 2002 the Company wrote off the costs associated with the drilling program in northern Alberta on the Cranberry property. The Company has written off the exploration costs associated with this program in the amount of $1,441,793.

General and Administrative expenses for the year were $216,124 compared with $256,160 for 2001. During the year, the Company paid or accrued to the President of the Company fees of $60,000 and to the Secretary of the Company rent in the amount of $6,000. The Company’s priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing general and administrative expenses significantly.

The Company raised $330,833 in additional capital through the sale of equity in a private placement and the exercise of various warrants. Since year end the company issued a convertible debenture in the amount of $180,000. This capital made it possible for the Company to maintain its 22.5% working interest in the Lennox project.

On February 19, 2003 the Company announced its intention to participate in a 10 well coalbed methane project in Chautauqua county, Kansas. The Company is still evaluating this potential project.

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs.  The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

MARKET FOR SECURITIES

The Company's shares of common stock are listed on the TSX Venture Exchange, British Columbia, Canada.  The Company's trading symbol is "PSH".

Each share of common stock has one vote on all matters on which shareholders may vote and holders thereof are entitled to received dividends when and if declared by the board of directors of the Company.  Holders of shares of the common stock have no preemptive rights nor conversion rights.  The shares are not subject to further calls or assessment.

PRINCIPAL SHAREHOLDERS

To the knowledge of the Directors and Senior Officers of the Company, no one owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

The directors and officers of the Company, as a group, beneficially own, directly or indirectly, 745,832 common shares and hold options to purchase 1,350,000 common shares at $.10 and $.20 per share.

DIRECTORS AND OFFICERS

Name and Residence of Directors and Officer and Present Offices Held	Principal Occupation for the last five years	Number of Shares held
MARTIN P. COTTER Dublin, Ireland President and Director	Self-employed professional engineer. Director of the Company from 1996 to present.	546,666
BRUCE NURSE Naramata, B.C. Director	Self employed independent business consultant.	199,166
PHIL E. PEARCE Charlotte, N.C. Director	Retired Business Executive and independent business consultant	Nil
NEAL IVERSON Vancouver, British Columbia Secretary	Self-employed realtor, Western Mortgage Realty Corp.	Nil

The Directors are required to stand for election each year in accordance with the Articles of the Company. Martin Cotter, Bruce Nurse and Phil Pearce comprise the Company's audit committee.

Corporate Cease Trade Orders or Bankruptcies

During the periods the above directors, officers and promoters served as directors of other issuers, none of those issuers were the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days; or, were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Issuer has, within the previous ten years, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, theft or fraud.

Individual Bankruptcies

No director, officer or promoter of the Issuer has, within the previous five years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceeding, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed.

Conflicts of Interest

Certain of the directors and officers of the Issuer serve as directors and/or officers of other companies.  Accordingly, it may occur that contracts will be offered to both the Issuer and such other companies.  As a result, there may be situations which involve a conflict of interest.  In that event, any interested directors would be required to declare the nature and extent of their interest and would not be entitled to vote at meetings of directors which evoke such conflict.  The directors will attempt to avoid dealing with such other companies in situations where conflicts might arise and will at all times use their best efforts to act in the best interest of the Issuer.

ADDITIONAL INFORMATION

The Company will provide, upon request to its Secretary, at Suite 200, 1687 West Broadway, Vancouver, B.C. V6J 1X2:

(a)

when its securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i)

one copy of this Annual Information Form;

(ii)

one copy of its comparative financial statements for its year ended December 31, 2002 and auditors' report thereon;

(iii)

one copy of its interim consolidated financial statements issued subsequent to December 31, 2002;

(iv)

one copy of its Management Information Circular dated May 16, 2003 in respect of its annual general meeting of shareholders; and

(v)

one copy of any other documents that are incorporated by reference into the aforementioned short form or preliminary short form prospectus; and

(b)

at any other time, one copy of the documents referred to in (a)(i) to (a)(iv) above.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual general meeting of shareholders that involved the election of directors dated May 16, 2003 and additional financial information is provided in the Company's comparative audited financial statements for its most recently completed financial year ended December 31, 2002.

British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION	02	12	31	03	04	30
ISSUER ADDRESS
200 – 1687 WEST BROADWAY
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6J 1X2	604-738-8116	604-724-9524
CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
NEAL IVERSON	CORPORATE SECRETARY	604-724-9524
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
BRUCE NURSE
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y M D
MARTIN P. COTTER

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

DECEMBER 31, 2002

SCHEDULE A:  FINANCIAL INFORMATION

See attached audited consolidated financial statements for the year ended December 31, 2002.

SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1.

For a breakdown of general and administrative expenses and oil and gas properties, see the attached audited consolidated financial statements for the year ended December 31, 2002.

2.

See Note 8 of the attached audited consolidated financial statements for the year ended December 31, 2002.

3.

a)

For the year ended December 31, 2002, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Proceeds	Type of Consideration	Commissions

January 29, 2002	Common shares	Exercise of warrants	41,666	$ 0.14	$ 5,833	Cash	$ -
June 18, 2002	Common shares	Private placement	600,000	0.10	60,000	Cash	4,000
September 30, 2002	Common shares	Private placement	2,500,000	0.10	250,000	Cash	25,000
December 13, 2002	Common shares	Exercise Of options	150,000	0.10	15,000	Cash	-

b)

Summary of options granted and repriced:

Date	Optionee	Number of Shares	Exercise Price	Expiry Date

April 5, 2002	Bruce Nurse	200,000	$ 0.10	April 5, 2004
April 5, 2002	Martin Cotter	500,000	0.10	April 5, 2004
April 5, 2002	Neal Iverson	150,000	0.10	April 5, 2004
April 5, 2002	Consultants	300,000	0.10	April 5, 2004

4.

a)

Authorized capital stock – 100,000,000 common shares without par value.

b)

Issued capital stock – 20,060,608 common shares with a recorded value of $9,955,650.

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

DECEMBER 31, 2002

SCHEDULE  B:  SUPPLEMENTARY INFORMATION (cont’d…)

4.

c)

The following incentive stock options and share purchase warrants were outstanding at December 31, 2002:

	Number of Shares	Exercise Price	Expiry Date

Options	1,000,000	$ 0.10	April 5, 2004
	500,000	0.20	October 3, 2003
Warrants	5,000,000	0.35	March 5, 2003
	3,100,000	0.15	June 18, 2004

5.

List of directors and officers:

Martin P. Cotter – Director and President

Phil E. Pearce – Director

Bruce Nurse – Director

Neal Iverson – Secretary

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	03	31	03	05	28
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“BRUCE NURSE”		BRUCE NURSE				03	05	29
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MARTIN P. COTTER”		MARTIN P. COTTER				03	05	29

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

MARCH 31, 2003

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	March 31, 2003	December 31, 2002
		(Audited)

ASSETS

Current
Cash	$ 79,341	$ 17,456
Receivables	1,462	3,851

	80,803	21,307

Oil and gas properties (Note 3)	331,842	375,826

	$ 412,645	$ 397,133

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 495,040	$ 590,039
Due to related parties	27,000	6,000

	522,040	596,039

Loan payable	158,926	167,926

	680,966	763,965

Stockholders' equity
Capital stock	10,097,550	9,955,650
Contributed surplus	22,474	22,474
Deficit	(10,388,345)	(10,344,956)

	(268,321)	(366,832)

	$ 412,645	$ 397,133

On behalf of the Board:

“Bruce Nurse”	Director	“Martin P. Cotter”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED MARCH 31

	2003	2002

REVENUE
Oil and gas revenue, net of royalties	$ 100,976	$ -

EXPENSES
Depletion	$ 74,866	$ -
Operating expenses	23,910	-
Consulting and administration fees	-	8,619
Management fees	18,000	15,000
Office and miscellaneous	3,129	70
Professional fees	16,630	7,876
Transfer agent and regulatory fees	4,729	3,970
Travel and promotion	3,148	-

	(144,412)	(35,535)

Loss before other item	(43,436)	(35,535)

OTHER ITEM
Interest income	47	41

Loss for the period	(43,389)	(35,494)

Deficit, beginning of period	(10,344,956)	(8,595,385)

Deficit, end of period	$ (10,388,345)	$ (8,630,879)

Basic and diluted loss per share	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	20,333,897	16,789,775

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED MARCH 31

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (43,389)	$ (35,494)
Items not affecting cash:
Depletion	74,866	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	2,389	11,169
Increase (decrease) in accounts payable and accrued liabilities	(95,000)	465

Cash used in operating activities	(61,134)	(23,860)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	21,000	17,000
Loan payable	(9,000)	-
Net proceeds from issuance of capital stock	141,900	5,833

Cash provided by financing activities	153,900	22,833

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(30,881)	(7,875)

Cash used in investing activities	(30,881)	(7,875)

Change in cash position during period	61,885	(8,902)

Cash position, beginning of period	17,456	17,985

Cash position, end of period	$ 79,341	$ 9,083

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Unaudited – Prepared by Management)

	Number of Shares	Amount	Deficit	Total

Balance, December 31, 2000	9,539,778	$ 8,002,984	$ (6,783,563)	$ 1,219,421

Subscriptions received in prior year	-	(7,500)	-	(7,500)
Private placement	5,000,000	1,500,000	-	1,500,000
Exercise of warrants	2,229,164	270,833	-	270,833
Share issue costs	-	(112,500)	-	(112,500)
Loss for the period	-	-	(1,811,822)	(1,811,822)

Balance, December 31, 2001	16,768,942	9,653,817	(8,595,385)	1,058,432

Private placements	3,100,000	310,000	-	310,000
Exercise of warrants	41,666	5,833	-	5,833
Exercise of options	150,000	15,000	-	15,000
Stock based compensation	-	-	-	22,474
Share issue costs	-	-	-	(29,000)
Loss for the period	-	-	(1,749,571)	(1,749,571)

Balance, December 31, 2002	20,060,608	9,955,650	(10,344,956)	(366,832)

Exercise of warrants	946,000	141,900	-	141,900
Loss for the period	-	-	(43,389)	(43,389)

Balance, March 31, 2003	21,006,608	$ 10,097,550	$ (10,388,345)	$ (268,321)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2003

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation ("the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has a property located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 25% working interest in a prospect located in Wyoming, U.S.A. During the year ended December 31, 2002, the prospect located in Wyoming was abandoned.

3.

OIL AND GAS PROPERTIES

Expenditures on oil and gas prospects were incurred as follows:

	Michigan, USA	Total

Drilling	$ 30,636	$ 30,636
07/04/2003

Total deferred costs for the period	30,881	30,881

Balance, beginning of the period	375,827	375,827
Depletion	(74,866)	(74,866)

Balance, end of the period	$ 331,842	$ 331,842

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

MARCH 31, 2003

4.

RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued management fees of $18,000 (2002 - $15,000) to a director and office rent of $3,000 (2002 - $Nil) to a company controlled by an officer of the Company.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

5.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

6.

SEGMENTED INFORMATION

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties.  The Company has oil and gas property located in the United States.

7.

SUBSEQUENT EVENT

The Company issued a convertible debenture for proceeds of $180,000 maturing May 1, 2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until May 1, 2004 and thereafter at $0.14 per unit until May 1, 2005. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until May 1, 2004 and thereafter at $0.14 per share expiring May 1, 2005.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	03	31	03	05	28
ISSUER ADDRESS
200 – 1687 WEST BROADWAY
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6J 1X2	604-738-8116			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“BRUCE NURSE”		BRUCE NURSE				03	05	29
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MARTIN P. COTTER”		MARTIN P. COTTER				03	05	29

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

MARCH 31, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached consolidated financial statements for the three month period ended March 31, 2003.

SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1.

See attached consolidated financial statements for the three month period ended March 31, 2003 (see Note 3).

2.    Related Party Transactions:

During the period, the Company paid or accrued management fees of $18,000 (2002 - $15,000) to a director and office rent of $3,000 (2002 - $Nil) to a company controlled by an officer of the Company.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

3.

For the three month period ended March 31, 2003:

a)

Securities issued:

•

946,000 common shares at $0.15 for gross proceeds of $141,900, from the exercise of warrants.

b)

Options granted: Nil

4.

a)

Authorized capital stock – 100,000,000 common shares without par value.

b)

Issued capital stock – 21,060,608 common shares

Share capital: $10,097,550

c)

Summary of options and warrants outstanding:

•

1,000,000 options at $0.10, expiring April 5, 2004

•

500,000 options at $0.20, expiring October 3, 2003

•

3,100,000 warrants at $0.15, expiring June 18, 2004

d)

Number of shares held in escrow: 103,125

Number of shares subject to a pooling agreement: Nil

5.

List of directors and officers:

Martin P. Cotter – Director and President

Phil E. Pearce – Director

Bruce Nurse – Director

Neal Iverson – Secretary

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

MARCH 31, 2003

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

Portrush Petroleum Corporation (the Company) is a junior oil and gas exploration and development company that has interests in oil and gas properties located in North America. The Company, either alone or with others, carries out or participates in exploration and development programs on its properties to determine the existence, location, extent and quality of the oil and gas resources located on its properties and to drill and complete, where appropriate, oil or gas wells and related ventures.

Lennox Project, Michigan

In June 2000, the Company acquired one-half of Range Petroleum Corporation’s 50% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two wells on production averaging 260 barrels of oil a day and 250 mcfd of gas is being flared. The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas.

Production revenue for three month period ended March 31, 2003 was $77,066 (2002 - $Nil). This revenue was primarily derived from the Richards 1-20 well at Lennox which went on stream in January 2002. This well continues to maintain production at approximately 120 barrels of oil a day. In April 2003 a second well, the Martin 1-21 was placed on production at 150 barrels of oil a day. Follow-up development drilling plans are being finalised for the project and Portrush is anxious to develop additional production at this time.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Discussion of Operations and Financial Condition

The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company’s behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

On February 19, 2003 the Company announced its intention to participate in a 10 well coalbed methane project in Chautauqua county, Kansas. The Company is still evaluating this potential project.

General and Administrative

General and Administrative expenses for the period were $45,636 compared with $35,535 for 2002. During the quarter, the Company paid or accrued to the President of the Company fees of $18,000 and to the Secretary of the Company rent in the amount of $3,000. The Company’s priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing general and administrative expenses significantly.

Financing, Principal Purposes and Milestones

The Company raised $141,900 in additional capital through the exercise of 946,000 warrants at $.15 per share. Subsequent to the end of the quarter, the Company issued a convertible debenture in the amount of $180,000. These funds were used to pay for completion costs on the Martin 1-21 well and general working capital.

Investors Relations

The Company has decided to revise its web site which was previously hosted through the services of OMNI Capital Ltd. The Company has engaged investor relations staff from time to time on monthly basis to act as investor relations contact.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of additional programs.  The payment of exploration and development costs and the development of its property interests will therefore depend upon the Company's ability to obtain financing through private placement financing, public financing, the joint venturing of projects, or other means. The Company is in discussions with a financial institution with a view to obtaining debt financing to develop certain oil and gas properties. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

	March 31, 2003	December 31, 2002
		(Audited)

Working capital (deficiency)	$ (441,237)	$ (574,732)
Deficit	(10,388,345)	(10,344,956)

Subsequent Events

Subsequent to the end of the quarter, the Company issued a convertible debenture in the amount of $180,000. These funds were used for working capital and to pay for the completion costs on the Martin 1-21 well.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768

(Registrant)

Date: July 7, 2003       By: /s/ Neal Iverson_________________________________

                                   Neal Iverson, Director/Corporate Secretary